March 28, 2008

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

450 Fifth Street, NW

Mailstop: 3720

Washington, D.C. 20549

Re:	H&R Block, Inc.
Form 10-K, for period ended April 30, 2007
Filed June 29, 2007
File No. 001-06089

Dear Mr. Spirgel:

This letter responds to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your letter to Mark A. Ernst (former Chief Executive Officer of H&R Block, Inc.) dated February 29, 2008, regarding Form 10-K for period ended April 30, 2007, filed June 29, 2007 (the “Staff Comment Letter”).

The numbered paragraphs and headings below correspond to the headings set forth in the Staff Comment Letter. Each of the Staff’s comments is set forth in bold, followed by our response to each comment.

Item 1A. Risk Factors, Page 15

1.

In future filings, if risk factor disclosure is included, please present each material risk in a manner consistent with the requirements of Item 503(c) of Regulation S-K. In this regard, your risk factor captions are mere phrases that do not highlight the risk to investors. In addition, many of the descriptions that follow do not describe a material risk but only highlight characteristics of your operations or financial condition discussed in the same manner elsewhere in your report.

United States Securities and Exchange Commission

March 28, 2008

Response: To the extent risk factor disclosure is included in our future filings, we will present each material risk in a manner consistent with the requirements of Item 503(c) of Regulation S-K, and will present captions and descriptions consistent with this comment.

Litigation, page 15

2.

We note the first sentence of this risk factor which characterizes your lawsuits as occurring “in the normal course of [your] business related to RALs, our POM guarantee program, electronic filing of tax returns . . . and other matters.” In future filings, please make clear that any litigation being described in a risk factor and your later legal proceedings disclosure are material legal proceedings, and explain the potential material adverse consequences (i.e. financial liability or injunctive action) that could affect your operations or financial condition. In this regard, the litigation being described in this section does not appear to be ordinary litigation incidental to your business.

Response: We will clarify in future filings that any litigation described in a risk factor and in our later legal proceedings disclosure is a material legal proceeding and will address the potential material adverse consequences of any such material legal proceeding on our operations or financial condition.

Definitive Proxy Statement filed July 30, 2007

Executive Compensation, Page 17

Elements of Executive Compensation, Page 19

3.

In future filings, please disclose your quantitative performance targets used in evaluating awards under your short term incentive compensation program, and discuss whether your goals or targets were exceeded, achieved or underachieved for each named executive officer. For example, on page 21, you state your 2007 STI payouts were less than targeted payouts because the results achieved were below pre-established performance objectives, including your corporate EPS target, Financial Services segment pre-tax earnings target and your Business Services segment pre-tax earnings target. In future filings, disclose what the actual performance targets.

United States Securities and Exchange Commission

March 28, 2008

Response: We will expand our disclosure in future filings to disclose the quantitative performance targets used in evaluating awards under our short term incentive compensation program for each named executive officer. We will also discuss in future filings whether performance goals and targets were exceeded, achieved or underachieved for each named executive officer.

***

Please contact me at (816) 854-4504 if additional information is necessary in response to the Staff’s comments.

Sincerely,

H&R BLOCK, INC.

/s/ Bret G. Wilson

Bret G. Wilson